Privileged & Confidential

June 7, 2010

BY ELECTRONIC SUBMISSION

Larry Spirgel, Esq.
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Subject:	Research In Motion Limited
Response to comment letter dated May 24, 2010

Dear Mr. Spirgel:

This letter is in response to the comment letter dated May 24, 2010 (the “Letter”) from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) to Mr. Brian Bidulka, Chief Financial Officer of Research In Motion Limited (the “Company”).  The Company’s responses to the Letter set forth below are keyed to the sequential numbering of the comments and the headings used in the Letter:

COMMENT:

5.	Fair Value Measurements, page 19.

1.
We note that approximately 98% of your assets measured at fair value on a recurring basis are categorized under Level 2.  Further, we note that if you disagree with the pricing from the service provider, you will challenge the pricing and work with the service provider to determine the most reasonable fair value.  In this regard, please

•	Tell us why it is appropriate to report, under Level 2, certain of the service provider valuations which are subsequently adjusted to conform with your internally developed models.

•	Disclose the inputs and valuation techniques used to measure the fair value of each major security type separately identified on page 20. Refer to ASC Topic 820-10-50-2(e).

Privileged & Confidential

Response:

The Company has designed and implemented a series of quarterly processes and procedures to determine the appropriate fair value and classification (i.e. Level 1, Level 2 or Level 3) for the individual investments within its investment portfolio.  The processes and procedures were initially designed/implemented upon adoption by the Company of the provisions of Accounting Standards Codification (“ASC”) Topic 820-10 and have been updated to keep current with changes to the accounting standards.  The processes and procedures include the Level 2 pricing procedures outlined below.

Level 2 Pricing Procedures

Pricing information provided by State Street Corporation (“State Street”) represents the primary third party source applied in the determination and validation of fair value of the Company’s Level 2 investment holdings.   State Street provides pricing for the Company’s investment portfolio through its Global Pricing Services team, which utilizes comprehensive pricing services such as FT Interactive Data and JPMorgan Pricing Direct.

As disclosed in note 5 to the annual consolidated financial statements for the fiscal year ended February 27, 2010, the Company also performs its own pricing analysis for its investment portfolio based on observable inputs other than quoted prices on a quarterly basis and compares these prices to those provided by State Street.  If the variance between the internally developed pricing and the State Street pricing exceeds a reasonability band of +/- 50 basis points, the Company will first perform a review of certain other benchmarks, such as: month-to-month price changes; changes in price of the security being valued versus other similar securities in the Company’s investment portfolio; similar prices available in the market; spreads, and benchmark yield curves.  If the Company believes the variance is still not justified, it will seek input from an independent broker/dealer before challenging the price with State Street.

The Company challenged State Street on its pricing of two specific securities that were categorized as asset-backed securities in note 5 to the annual consolidated financial statements for the fiscal year ended February 27, 2010 as State Street reported increased spreads, and thus reduced pricing, over and above that expected by the Company.  As a result of these challenges State Street provided revised pricing, reducing the combined market value of these two securities from approximately US$24,060,816 to approximately US$23,739,488, a net reduction of approximately US$321,328.

Note for the fiscal year ended February 28, 2009, presented for comparative purposes in the Company’s annual audited financial statement for the fiscal year ended February 27, 2010, three State Street prices were initially challenged by the Company but no changes were made.

Privileged & Confidential

As the valuation of these securities continued to be based on observable inputs other than quoted prices, the Company concluded that it was appropriate to report these securities as Level 2 investments.

To address the Staff’s request to disclose the inputs and valuation techniques used to measure the fair value of each major security type separately identified, as outlined in ASC Topic 820-10-50-2(e), the Company will expand upon its previous disclosure, in future filings, as follows:

The carrying amounts of the Company’s cash and cash equivalents,  accounts receivable, other receivables, accounts payable and accrued liabilities, approximate fair value  due to their short maturities.

In determining the fair value of investments held, the Company primarily relies on an independent third party valuator for the fair valuation of securities. Pricing inputs used by the independent third party valuator are generally received from two primary vendors.  The pricing inputs are reviewed for completeness and accuracy, within a set tolerance level, on a daily basis by the independent third party valuator.  The Company also reviews and understands the inputs used in the valuation process and assesses the pricing of the securities for reasonableness.

The fair value of money market funds was derived from quoted prices in active markets for identical assets or liabilities.

The fair value of banker acceptances and term deposits/certificates, commercial paper and corporate notes/bonds (other than those classified as Level 3), treasury bills/notes, and government sponsored enterprise notes is determined using standard observable inputs such as reported trades, benchmark yields, benchmark curves (including Treasury benchmarks, LIBOR and swap curves), broker/dealer quotes, issuer spreads, benchmark securities, bids and offers. For those commercial paper and corporate notes/bonds classified as Level 3, fair value is estimated using payments received, historical prices realized on sales, and defaults experienced.

The fair value of asset backed securities is derived from cash flow pricing models using observable inputs such as maturity dates, prepayment speeds, credit ratings, security structure, default rates, and contractual terms to determine timing and amount of future cash flows.

The fair value of auction rate securities is estimated using a discounted cash flow model incorporating maturity dates, contractual terms and assumptions concerning liquidity and credit adjustments of the security sponsor to determine timing and amount of future cash flows.

Privileged & Confidential

The fair value of currency forward and option contracts has been determined using standard calculations/models based on foreign currency exchange rates, volatilities and interest rates. The estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. Changes in assumptions could have a significant effect on the estimates.

The Company believes that the expanded disclosure complies with the provisions of ASC Topic 820-10-50-2(e).

COMMENT:

Exhibit 1.3
Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended February 27, 2010
Revenues, page 22

2.
We note that in a recent earnings call, you stated that “The globalization of RIM’s business was a huge driver of growth in the fourth quarter and we expect this trend to continue…In Q4 approximately 48% of revenue came from outside of North America and approximately 38% of BlackBerry subscriber base is now from international markets.”  Please expand your MD&A to address your growth in markets outside of North America and its impact on top line revenues and gross margins.  In this regard, we note that sales to those markets for all of fiscal 2010 accounted for only 37% of your total revenues as disclosed on page 46 of your financial statements but grew significantly during the fourth quarter.  However, there was no disclosure or discussion of your international markets in the MD&A.  Please provide us your proposed disclosures.

Response:

The Company proposes to address the Staff’s request for expanded disclosure within the MD&A prospectively, beginning with the MD&A for the Company’s first quarter of fiscal 2011 ended May 29, 2010, which the Company currently expects to furnish to the SEC on Form 6-K in late June 2010.

In future filings, the Company intends to provide expanded disclosure relating to growth markets outside of North America and its impact on the Company’s business.  Specifically, the Company proposes to include disclosure in the form of the example outlined in Exhibit A to this response letter.  The basis for the disclosure is what the Company included in the “Revenue” section beginning on page 34 of its MD&A 40-F for the fiscal year ended February 27, 2010.

Privileged & Confidential

In connection with this response letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We trust that the foregoing adequately responds to the comments of the Staff.  Please contact me directly at (519) 888-7465 with any questions concerning this letter.

Yours truly,

RESEARCH IN MOTION LIMITED

/s/ Brian Bidulka

Brian Bidulka, CA
Chief Financial Officer

cc:	Karima Bawa, Esq., Senior Vice President, Legal
S. Grant Gardiner, Esq., Corporate Secretary and Assistant General Counsel
Members of the Audit & Risk Management Committee of the Company’s Board of Directors:
Barbara Stymiest, John Richardson, David Kerr and Antonio Viana-Baptista
Bill Demers, Ernst & Young LLP
Boris Pavlin, Ernst & Young LLP
Riccardo Leofanti, Esq., Skadden, Arps, Slate, Meagher & Flom LLP
Jeffrey Kerbel, Esq., Bennett Jones LLP

Attachments:  Exhibit A – Sample Expanded MD&A Disclosure for Revenue

Exhibit A – Sample Expanded MD&A Disclosure for Revenue

Revenue

Revenue for the fourth quarter of fiscal 2010 was $4.08 billion, an increase of $616.5 million, or 17.8%, from $3.46 billion in the fourth quarter of fiscal 2009.

A comparative breakdown of the significant revenue streams is set forth in the following table:

	For the Three Months Ended
	February 27, 2010		February 28, 2009		Change Q4 Fiscal 2010/2009
Number of devices sold	10,469,000		7,780,000		2,689,000	34.6%

Average Selling Price	$311		$371		$(60)	(16.2%	)

Revenue (in thousands)

Devices	$3,254,401	79.8%	$2,883,399	83.3%	$371,002	12.9%
Service	640,517	15.7%	415,223	12.0%	225,294	54.3%
Software	68,590	1.7%	58,756	1.7%	9,834	16.7%
Other	116,204	2.8%	105,815	3.0%	10,389	9.8%

	$4,079,712	100.0%	$3,463,193	100.0%	$616,519	17.8%

Device revenue increased by $371.0 million, or 12.9%, to $3.25 billion, or 79.8% of consolidated revenue, in the fourth quarter of fiscal 2010 compared to $2.88 billion, or 83.3%, of consolidated revenue in the fourth quarter of fiscal 2009.  This increase in device revenue over the same period in the prior year was primarily attributable to a volume increase of approximately 2.7 million units, or 34.6%, to approximately 10.5 million devices in the fourth quarter of fiscal 2010 compared to approximately 7.8 million devices in the fourth quarter of fiscal 2009.  The globalization of RIM’s business was a significant driver of this growth in the fourth quarter of fiscal 2010, and this trend is expected to continue in fiscal 2011.  The success in international markets is being driven by the growing appeal of BlackBerry products to new demographics and attractive pricing, particularly as more carriers offer pricing packages targeted at new market segments.  Additionally the BlackBerry brand continues to grow both in terms of overall value and appeal to these new market segments.  In the fourth quarter of fiscal 2010, approximately 48% of revenue came from outside North America.

ASP decreased to $311 in the fourth quarter of fiscal 2010 from $371 in the fourth quarter of fiscal 2009 reflecting the shift in mix of certain products shipped in the quarter and the expansion of the

Company’s focus into broader market segments.  The Company currently expects ASP in the first quarter of fiscal 2011 to be slightly lower than the fourth quarter of fiscal 2010.  ASP is dependent on a number of factors including projected future sales volumes, device mix, new device introductions for the Company’s enterprise, prosumer and consumer offerings as well as pricing by competitors in the industry.

The Company estimates that a $10, or 3.2%, change in blended ASP would result in a quarterly revenue change of approximately $104.7 million, based upon the Company’s volume of devices shipped in the fourth quarter of fiscal 2010.

Service revenue increased by $225.3 million, or 54.3%, to $640.5 million, or 15.7% of consolidated revenue in the fourth quarter of fiscal 2010, compared to $415.2 million, or 12.0% of consolidated revenue in the fourth quarter of fiscal 2009, reflecting the Company’s increase in BlackBerry subscriber accounts since the fourth quarter of fiscal 2009.  Net BlackBerry subscriber account additions were approximately 4.9 million for the fourth quarter of fiscal 2010 compared to approximately 3.9 million for the fourth quarter of fiscal 2009.  The total BlackBerry subscriber account base at the end of the fourth quarter of fiscal 2010 was over 41 million subscribers compared to approximately 25 million subscribers at the end of the fourth quarter of fiscal 2009.  Further, subscribers from markets outside of North America represent approximately 38% of the total BlackBerry subscriber account base.

Software revenue increased $9.8 million, or 16.7%, to $68.6 million in the fourth quarter of fiscal 2010 from $58.8 million in the fourth quarter of fiscal 2009.  The majority of the increase was attributable to technical support and other software revenues, partially offset by a decrease in CALs.

Other revenue increased by $10.4 million to $116.2 million in the fourth quarter of fiscal 2010 compared to $105.8 million in the fourth quarter of fiscal 2009.  The majority of the increase was attributable to increases in non-warranty repair and sales of accessories, partially offset by lower gains realized from revenue hedging instruments.  See “Market Risk of Financial Instruments – Foreign Exchange” for additional information on the Company’s hedging instruments.